UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K/A

(Amendment No.1)

Annual Report Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

( ✓ ) Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
(No Fee Required)

For the fiscal year ended December 31, 2015

OR

(   ) Transition report pursuant to Section 15(d) of the Securities

Exchange Act of 1934 (No Fee Required)

For the transition period from              to

Commission file number 1-10026

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Albany International Corp. Prosperity Plus Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Albany International Corp.
216 Airport Drive, Rochester, New Hampshire 03867

EXPLANATORY NOTE

This Amendment No. 1 amends the Albany International Corp. Prosperity Plus Savings Plan Annual Report on Form 11-K for the year ended December 31, 2015, which was filed with the Securities and Exchange Commission on June 28, 2016, (the “Original Filing”) with accession number 0000891092-16-015752.

The sole purpose of this amendment is to include the signature page of John B. Cozzolino, Chief Financial Officer and Treasurer, which was inadvertently omitted from the Original Filing. The Original Filing otherwise is unchanged and this amendment does not reflect events that have occurred after the Original Filing date.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ALBANY INTERNATIONAL CORP.
By: /s/ John B. Cozzolino_______________
Name: John B. Cozzolino
Title: Chief Financial Officer and Treasurer and
Chairman, Albany International Corp. Pension Administration Committee